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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                  FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                                PENWEST, LTD.
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            (Exact name of registrant as specified in its charter)



        Washington                             91-1221360
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(State of incorporation or organization)      (I.R.S. Employer
                                               Identification No.)


         777-108th Avenue N.E.-Suite 2390
         Bellevue, Washington                        98004
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 (Address of principal executive offices)        (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                     None

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Securities to be registered pursuant to Section 12(g) of the Act:

     Title of each class            Name of each exchange on which
     to be so registered            each class is to be registered
     -------------------            ------------------------------

Common Share Purchase Rights        NASDAQ STOCK MARKET



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Item 1.  Description of Registrant's Securities to be Registered

          On June 3, 1988 the Board of Directors of PENWEST, LTD. (the "Company") declared a dividend of one common share purchase right (an "Original Right") for each outstanding share of common stock, par value $1.00 per share of the Company (the "Common Stock"). The dividend was paid to the shareholders of record as of the close of business on June 7, 1988. On April 22, 1997 the Board of Directors amended the Original Rights in their entirety to represent a right (a "Right") to purchase one share of Common Stock of the Company at a price of $100 (as the same may be adjusted, the "Purchase Price"). The amendment of the Original Rights shall take effect on April 30, 1997. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement (as the same may be amended from time to time, the "Rights Agreement") dated as of April 30, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

          Until the earlier to occur of (i) 10 days following the first date of public announcement that a person or group of affiliated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or such earlier date as a majority of the Board of Directors shall become aware of the existence of an Acquiring Person (the "Stock Acquisition Date"); provided, however, that if a Person would be deemed an Acquiring Person upon the adoption of the Rights Agreement because of beneficial ownership of 15% or more but less than 20% of the shares of Common Stock outstanding, such Person will not be deemed an "Acquiring Person" for purposes of the Rights Agreement unless and until such Person acquires Beneficial Ownership of any additional shares of Common Stock after the date of the adoption of the Rights Agreement or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in any person becoming, or after the consummation of which any Person would be, the beneficial owner of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the date hereof, by such Common Stock certificate.

          The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the date of the Rights Agreement upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the date of the Rights Agreement, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on June 16, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

          The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then-current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

          The number of outstanding Rights are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

          In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right.

          In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise of the Right at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

          At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

          At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the

Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner. After the Rights are no longer redeemable the Company may, except with respect to the redemption price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

          This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated herein by reference.

Item 2.   Exhibits.

     1. Amended and Restated Rights Agreement, dated as of April 30, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C..

     2.   Press Release dated May 2, 1997.

                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                     PENWEST, LTD.


DATED: May 5, 1997                By: /s/ Jeffrey T. Cook
                                        Name: Jeffrey T. Cook
                                        Title: Vice President, Finance &
                                                 Chief Financial Officer

                                 EXHIBIT INDEX


Exhibit No.                         Description
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     1 Amended and Restated Rights Agreement, dated as of April 30, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C..


     2              Press Release dated May 2, 1997.